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October 26, 2015

Via EDGAR

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ceres, Inc.
Registration Statement on Form S-3 (File No. 333-207076)

Dear Mr. Brown:

On behalf of Ceres, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 16, 2015 relating to Amendment No. 1 to the Company’s registration statement on Form S-3 (File No. 333-207076) filed on September 22, 2015 (the “Resale Registration Statement”), including the prospectus contained therein. For your convenience, the Staff’s comment is followed by the Company’s response.

General

1. We note that you are registering the resale of common stock underlying Series A-1 Warrants and Series A-2 Warrants, and that those warrants were offered in two private placements concurrent with registered public offerings on July 26, 2015 and August 24, 2015, respectively. Please provide us with a sufficiently detailed factual and legal analysis regarding why you do not believe those private placements should be integrated with the concurrent public offerings of your securities on July 26, 2015 and August 24, 2015 as well as the current resale registration statement initially filed on September 22, 2015.

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Mr. John Dana Brown
Page 2	October 26, 2015

Response:

Factual Background

On May 8, 2015, the Company filed a Registration Statement on Form S-3 (File No. 333-204024) (the “Shelf Registration Statement”) for the sale from time to time of debt securities, common stock (the “Common Stock”) and warrants of the Company for a proposed maximum aggregate offering price of $8,000,000. The Shelf Registration Statement was declared effective by the Commission on July 17, 2015.

On July 26, 2015, the Company sold 1,200,000 shares of Common Stock (the “July Shares”) under the Shelf Registration Statement in a registered direct offering (the “July Public Offering”) to three institutional investors (the “July Investors”). Concurrently, the Company agreed to issue Series A-1 Warrants (the “July Warrants”) exercisable to purchase 1,200,000 shares of Common Stock to the July Investors in a private placement (the “July Private Placement” and, together with the July Public Offering, the “July Offering”) in reliance on the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company received gross proceeds of approximately $1.6 million from the July Offering, which closed on July 30, 2015.

On August 20, 2015, the Company sold an additional 1,598,478 shares of Common Stock (the “August Shares”) under the Shelf Registration Statement in a registered direct offering (the “August Public Offering” and, together with the July Public Offering, the “Public Offerings”) to two of the July Investors and three additional institutional investors (together, the “August Investors” and, together with the July Investors, the “Investors”). Concurrently, the Company sold Series A-2 Warrants (the “August Warrants” and, together with the July Warrants, the “Warrants”; the Warrants, together with the July Shares, the August Shares and the shares of Common Stock issuable upon exercise of the Warrants, the “Securities”) exercisable to purchase 1,198,859 shares of Common Stock to the August Investors in a private placement (the “August Private Placement” and, together with the August Public Offering, the “August Offering”; the August Offering, together with the July Offering, the “Offerings” and each, an “Offering”; the August Private Placement, together with the July Private Placement, the “Private Placements”) in reliance on the exemption provided by Section 4(a)(2) of the Securities Act. The Company received gross proceeds of approximately $2.1 million in the August Offering, which closed on August 26, 2015.

In connection with the Offerings, the Company entered into a registration rights agreement, dated July 30, 2015 and amended on August 26, 2015 (as amended, the “Registration Rights Agreement”), with the Investors. Pursuant to the Registration Rights Agreement, the Company agreed to use commercially reasonable efforts to file a registration statement with the Commission within 60 calendar days of July 30, 2015 to provide for the resale of the shares of Common Stock issuable upon the exercise of the Warrants sold in the Offerings. The Company filed the Resale Registration Statement on September 22, 2015 in order to comply with its obligations under the Registration Rights Agreement.

Mr. John Dana Brown
Page 3	October 26, 2015

Legal Analysis

In structuring the Offerings, the Company carefully considered the availability of an exemption under Section 4(a)(2) of the Securities Act from the registration requirements of Section 5 of the Securities Act for the concurrent offer and sale of the Warrants. In this analysis, the Company relied on the guidance set forth in Securities Act Release No. 8828 (August 3, 2007) concerning integration issues implicated by concurrent public and private offerings of securities and the Staff’s Compliance and Disclosure Interpretations, Securities Act Section, Question and Answer 139.25 (the “Staff Guidance”) and believes that, based on the Staff’s Guidance, neither the July Private Placement nor the August Private Placement should be integrated with the July Public Offering or the August Public Offering.

Under the Staff Guidance, it is clear that an issuer may conduct concurrent public and private offerings of securities if the issuer is able to establish that the investors in the private offering were not solicited by means of general solicitation (including through the filing of a registration statement). The Staff Guidance recognizes that although the filing of a registration statement may constitute general solicitation that would affect the availability of the Section 4(a)(2) exemption for a concurrent unregistered offering, the analysis should be based on a consideration of whether the investors in the private placement were solicited by the Shelf Registration Statement or through some other means that would otherwise not foreclose the availability of the Section 4(a)(2) exemption. If the prospective private placement investors became interested in the concurrent Private Placements through some means other than the Shelf Registration Statement that did not involve a general solicitation and otherwise was consistent with Section 4(a)(2), such as through a substantive, pre-existing relationship with the Company or direct contact by the Company or its agents outside of the public offering effort, then the prior filing of the Shelf Registration Statement generally would not impact the potential availability of the Section 4(a)(2) exemption for the Private Placements, and the Private Placements could be conducted while the Shelf Registration Statement for the Public Offerings was on file with the Commission.

Similarly, if the Company was able to solicit interest in the concurrent Private Placements by contacting prospective investors who (1) were not identified or contacted through the marketing of the Public Offerings and (2) did not independently contact the Company as a result of the general solicitation by means of the Shelf Registration Statement, then the Private Placements could be conducted in accordance with Section 4(a)(2) while the Shelf Registration Statement for the separate Public Offerings was pending.

Mr. John Dana Brown
Page 4	October 26, 2015

All potential investors in the Offerings, including the Private Placements, were solicited by means of direct contact by Ladenburg Thalmann & Co. Inc. (the “Placement Agent”), which was engaged as the Company’s placement agent. The Placement Agent initially contacted the investment managers for the potential investors in the July Offering on a confidential basis by means of telephone calls beginning on or about July 14, 2015 and initially contacted the investment managers for the potential investors in the August Offering on a confidential basis by means of telephone calls beginning on or about August 20, 2015. In all cases, the Placement Agent had a substantive pre-existing relationship with the investment managers for each potential investor it contacted arising from previous investments made by these investors through the Placement Agent and previous contacts in connection with other potential investments. The Placement Agent informed the Company that it or an associated person of the Placement Agent has known the investment managers of the investors since between 2006 and 2009. The Placement Agent also informed the Company that it or and associated person regularly presents these investment managers of the investors with investment opportunities. The Placement Agent also confirmed to the Company in writing that (i) it has had a substantive pre-existing relationship with each investor which it solicited in connection with the Offerings and (ii) it did not engage in any form of general solicitation or general advertising (as those terms are used in Section 502(c) under the Securities Act) in connection with the offer or sale of the Warrants.

Therefore, consistent with the Staff Guidance, the Investors in the Private Placements did not become interested in the Private Placements through the Shelf Registration Statement or a general solicitation—they were individually contacted by the Placement Agent, which had a substantive pre-existing relationship with each of these Investors. Additionally, each Investor represented that (i) at the time such Investor was offered the Securities and as of the date of executing the related securities purchase agreement, it was, and on each date on which it exercises any Warrants, it will be either: (a) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (b) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act; (ii) it acquired the Securities in the ordinary course of its business as principal for its own account and not with a view to or for distributing or reselling the Securities in violation of the Securities Act or any applicable state securities law and had no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the Securities; (iii) such Investor, either alone or together with its representatives, had such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment, and had so evaluated the merits and risks of such investment; (iv) such Investor did not purchase the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement; and (v) such Investor had a substantive pre-existing relationship with the Placement Agent.

Mr. John Dana Brown
Page 5	October 26, 2015

Each Warrant was issued with the following legend:

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Lastly, the Company notes that the Resale Registration Statement relates to the registration of the resale of the shares of Common Stock issuable upon exercise of the Warrants and was filed pursuant to the Registration Rights Agreement. The Company believes that it is very common to see the existence of a registration rights agreement related to the resale of shares underlying warrants that were issued in a private placement transaction.

Based on the foregoing, the Company believes the offer and sale of the Warrants in the Private Placements met all the criteria necessary to be exempt from registration by virtue of Section 4(a)(2) of the Securities Act and otherwise was consistent with Section 4(a)(2).

Mr. John Dana Brown
Page 6	October 26, 2015

If you or any other member of the Staff has any further questions or comments concerning this response, or if you require additional information, please contact me at (212) 848-8244.

Very truly yours,

/s/ Danielle Carbone
Danielle Carbone

cc:	Julie Griffith, Securities and Exchange Commission Richard Hamilton, Ceres, Inc. Wilfriede van Assche, Ceres, Inc.